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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             Amendment No. 1

                          QUEST EDUCATION CORPORATION
                      (Name of Subject Company (Issuer))

                                 KAPLAN, INC.
                                      and
                           ODYSSEY ACQUISITION CORP.
    (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                    Common Stock, Par Value $.01 Per Share
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  74835F 10 2
                     (CUSIP Number of Class of Securities)

                             Veronica Dillon, Esq.
                                 Kaplan, Inc.
                         Legal Department, 23rd Floor
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 492-5825
                (Name, Address and Telephone Numbers of Person
   Authorized to Receive Notices and Communications on Behalf of the Filing
                                   Persons)

                                  Copies to:
                             John F. Seegal, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5797

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------
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           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
                $171,698,399                                      $34,340
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
 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.35, the per share tender offer price, by 9,356,861, the sum of (i) 7,964,283 currently outstanding shares of Common Stock sought in the Offer and (ii) outstanding options and warrants with respect to 1,392,578 shares of Common Stock.
** Calculated as 1/50 of 1% of the transaction value.

[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $34,340______   Filing Party:  Kaplan, Inc.______

Form or Registration No.:  Schedule      Date Filed:  June 28, 2000_______
TO_______________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [_]issuer tender offer subject to Rule 13e-4.

   [_]going-private transaction subject to Rule 13e-3.

   [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on June 28, 2000, relating to the offer by Odyssey Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kaplan, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Quest Education Corporation, a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, issued pursuant to the Preferred Share Purchase Rights Plan Rights Agreement dated as of May 14, 1999, (as amended from time to time, the "Rights Agreement"), between the Company and First Union National Bank, at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal filed with this Schedule TO as Exhibits (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Items 1 through 9 and 11.

  Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended by adding to the second paragraph (under the caption "Terms of the Offer; Expiration Date") of Section 1 of the Offer to Purchase and the third paragraph (under the caption "Certain Conditions of the Offer") of Section 14 of the Offer to Purchase the following sentence:

  The Purchaser and the Parent shall determine, in their reasonable judgment, whether any such conditions exists.

Item 4: Terms of the Transaction.

  Item 4 of the Schedule TO is hereby amended by adding to the end of the fourth paragraph (under the caption "Terms of the Offer; Expiration Date") of
Section 1 of the Offer to Purchase the following sentence:

  All conditions to the Offer, other than necessary government approvals, will be satisfied or waived prior to the expiration of the Offer.

Item 11: Additional Information.

  Item 15 of the Schedule TO is hereby amended by adding to the end of the sixth paragraph (under the caption "Antitrust") of Section 15 of the Offer to Purchase (under the caption "Certain Legal Matters and Regulatory Approvals") the following sentence:

  The required waiting period with respect to the Offer and the Merger under the HSR Act expired at 11:59 p.m., Eastern time, on July 13, 2000.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ODYSSEY ACQUISITION CORP.

                                          /s/ Jonathan N. Grayer
                                          -------------------------------------
                                          Name:Jonathan N. Grayer
                                          Title:President and Chief Executive
                                           Officer

                                          KAPLAN, INC.

                                          /s/ Jonathan N. Grayer
                                          -------------------------------------
                                          Name:Jonathan N. Grayer
                                          Title:President and Chief Executive
                                           Officer

Date: July 19, 2000

                               INDEX TO EXHIBITS

 Exhibit
 Number  Document
 ------- --------
 (a)(1)  Offer to Purchase, dated June 28, 2000.*


 (a)(2)  Form of Letter of Transmittal.*


 (a)(3)  Form of Notice of Guaranteed Delivery.*


 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*


 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.*


 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


 (a)(7)  Summary Advertisement as published in The Washington Post on June 28,
         2000.*


 (a)(8) Joint Press Release issued by Parent, The Washington Post Company and the Company on June 27, 2000.(1)*


 (b)     None.


 (d)(1)  Agreement and Plan of Merger, dated as of June 26, 2000, among Parent,
         Purchaser and the Company.*


 (d)(2)  Non-Disclosure Agreement, dated June 5, 2000, between Parent and the
         Company.*


 (d)(3) Tender and Voting Agreement, dated June 26, 2000, between Purchaser and certain directors and stockholders of the Company.*

 (d)(4) Tender and Option Agreement, dated June 26, 2000, between Purchaser and certain executives of the Company.*


 (g)     None.


 (h)     None.

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(1) Incorporated by reference to Parent's Schedule TO-C, filed June 27, 2000.

 *  Previously filed.

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